EXHIBIT 12.1

NPS PHARMACEUTICALS, INC.

COMPUTATION OF RATIO OF EARNINGS AVAILABLE

TO COVER FIXED CHARGES

(in thousands)

	Fiscal Year Ended December 31,
	1999	2000	2001	2002	2003
Earnings (Loss)
Pre-tax loss before adjustments for income from equity investees and cumulative effect on prior years of change in accounting principle	$(35,654)	$(31,612)	$(51,329)	$(87,127)	$(172,925)
Total fixed charges	302	463	399	381	4,134
Distributed income of equity investees	—	—	1,661	193	—

Total losses before fixed charges	$(35,352)	$(31,149)	$(49,269)	$(86,553)	$(168,791)

Fixed Charges
Interest expense	$4	$96	$5	—	$3,718
Assumed interest attributable to rentals	298	367	394	381	416

Total fixed charges	$302	$463	$399	$381	$4,134

Deficiency of earnings available to cover fixed charges	$(35,654)	$(31,612)	$(49,668)	$(86,934)	$(172,925)
Ratio of earnings available to cover fixed charges	—	—	—	—	—

For the years ended December 31, 1999, 2000, 2001, 2002 and 2003, our earnings were insufficient to cover fixed charges for those periods by $35,654, $31,612, $49,668, $86,934 and $172,925, respectively. In calculating the ratio of earnings available to cover fixed charges, “earnings” consist of pre-tax income (loss) before adjustments for income from equity investees, plus fixed charges and distributed income from equity investees. Fixed charges consist of interest expense and estimated interest included in rental expense.